14047783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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SEC Mail Processing Section FEB 28 2014 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 – 66321

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CYPRESS PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 VANDERBILT AVENUE, SUITE 902
(No. And Street)

NEW YORK,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN M. SWEENEY (212) 682-2222
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, KEVIN M. SWEENEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CYPRESS PARTNERS, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUELINE PLANAS
Notary Public, State of New York
No. 01PL6240430
Qualified in New York County
Commission Expires April 28, 2015

Notary Public

Signature

CFO & COO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
Cypress Partners, LLC (D/B/A Cypress Associates, LLC):

We have audited the accompanying statement of financial condition of Cypress Partners, LLC (D/B/A Cypress Associates, LLC) (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cypress Partners, LLC (D/B/A Cypress Associates, LLC) as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 26, 2014

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$ 107,635
Securities owned, at fair value	5,000
Accounts receivable	344,085
TOTAL ASSETS	$ 456,720

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 5,000
Accrued taxes payable	11,621
TOTAL LIABILITIES	16,621
Member's equity	440,099
TOTAL MEMBER'S EQUITY	440,099
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 456,720

The accompanying notes are an integral part of this financial statement.

CYPRESS PARTNERS, LLC
(D/B/A CYPRESS ASSOCIATES, LLC)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 1. ORGANIZATION AND OPERATIONS

Cypress Partners, LLC (D/B/A Cypress Associates, LLC) (the "Company"), a Connecticut limited liability company doing business in New York, was formed on October 1, 2003. The Company is a limited purpose broker-dealer that serves as a placement agent for private placements and direct participation programs. The Company also acts as a consultant for companies seeking to raise capital through private offerings, or through mergers and acquisitions. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which requires the use of estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued)

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's assets and liabilities are recorded at fair value on a recurring basis based upon a fair value hierarchy, in accordance with ASC 820, as of December 31, 2013.

At December 31, 2013, the Company had investments in securities in the aggregate amount of $5,000 which were valued using Level 3 inputs and is consistent with last year's ending balance.

Income taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss. However, the Company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included on the statement of operations.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2012, 2011, and 2010. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $91,014, which was $86,014 in excess of its required net capital of $5,000. The Company's net capital ratio was .18 to 1.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2013, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2013 or during the year then ended.

NOTE 6. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2013 or during the year then ended.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated, and no events have been identified which require disclosure

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FINRA/Financial Operations

Via Finra Gateways PDF 1/1

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
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Washington, D.C. 20549 **2/2**

SEC
New York Regional Office
Andrew Calamari, Regional Director
Brookfield Place
200 Vesey Street, Suite 400
New York, NY 10281-1022 1/1

Securities Investor Protection Corporation
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Only if registered in those States listed below, then send to those, the other States don't req

States

Arizona Corporation Commission
Securities Division